

10012939

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Middle River Aircraft Systems Hourly Savings Plan
GE Aviation, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Systems Hourly Savings Plan
(Name of Plan)

Date 6/9/10

Marcia L. Hanson
(Signature)*
Name: Marcia L. Hanson
Title: Plan Administrator

**Print name and title of the signing official under the signature.*



Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Middle River Aircraft
Systems Hourly Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 9, 2010, with respect to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Hourly Savings Plan as of December 31, 2009 and 2008, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of The Middle River Aircraft Systems Hourly Savings Plan.

KPMG LLP

New York, New York
June 9, 2010



THE MIDDLE RIVER AIRCRAFT SYSTEMS HOURLY SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

December 31, 2009 and 2008

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Telephone +1 212 758 9700
Fax +1 212 758 9819
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
The Middle River Aircraft Systems Hourly Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of The Middle River Aircraft Systems Hourly Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Middle River Aircraft Systems Hourly Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 9, 2010

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

		2009		2008
Assets:				
Investments, at fair value (notes 3 and 4)	$	9,274,066	$	7,354,218
Loans to participants		459,849		282,875
Participant contributions receivable		16,743		22,992
Employer contributions receivable		2,995		4,029
Accrued dividends and interest		17,712		43,974
Total assets		9,771,365		7,708,088
Net assets available for plan benefits, prior to adjustment		9,771,365		7,708,088
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)		(10,260)		18,177
Net assets available for plan benefits	$	9,761,105	$	7,726,265

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions/(reductions) to net assets attributed to:		
Investment income:		
Net appreciation/(depreciation) in fair value of investments (note 3)	$ 807,770	$ (3,864,942)
Dividends and interest	163,209	154,901
Total investment income/(loss)	970,979	(3,710,041)
Interest on loans to participants	18,473	20,886
Contributions:		
Participant	1,335,515	1,320,368
Employer	204,639	216,210
Total contributions	1,540,154	1,536,578
Total additions/(reductions)	2,529,606	(2,152,577)
Deductions from net assets attributed to:		
Benefits paid to participants	490,866	176,509
Expenses and loan fees (note 1)	3,900	2,000
Total deductions	494,766	178,509
Net increase/(decrease)	2,034,840	(2,331,086)
Net assets available for plan benefits at:		
Beginning of year	7,726,265	10,057,351
End of year	$ 9,761,105	$ 7,726,265

See accompanying notes to financial statements.

(1) Description of the Plan

The Middle River Aircraft Systems Hourly Savings Plan (the "Plan") is sponsored by MRA Systems, Inc. (the "Company"), a division of General Electric Aviation ("GEA"), whose ultimate parent is General Electric Company ("GE"), for employees covered by collective bargaining agreements after completing six months of service. The Plan became effective on January 1, 1998 and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the custodian and trustee and Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in The Middle River Aircraft Systems Hourly Savings Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Effective September 2009, participants are permitted to allocate their account balances in increments of 1% (prior to September 2009 in increments of 5%) to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE Common Stock, with a small portion of the fund held in cash or other short-term investments to provide liquidity.

(b) State Street Global Advisors (SSgA) S&P 500 Index Fund – This fund seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (the "Index"). This fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(d) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(e) GE Institutional Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(f) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(g) Growth Fund of America – This fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks.

(h) Harbor International Fund – This fund seeks long-term total return, principally from growth of capital.

(i) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities. On February 27, 2009, the Galliard Capital Management Stable Value Fund replaced the State Street Stable Income Fund.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to contribute up to 17% of their eligible compensation on a pre-tax or after-tax basis. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make additional catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants were generally $16,500 and $15,500 in 2009 and 2008, respectively. For participants eligible to make catch-up contributions, the 2009 and 2008 limits on catch-up contributions were generally $5,500 and $5,000, respectively.

Employer Contributions

The Company matches 25% of participant contributions up to 6% of eligible compensation.

Vesting

Participants are immediately fully vested in their contributions to the Plan, any Company matching contributions and the earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Loans to Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be reported to the IRS in the year of default as ordinary income.

Loans to participants at December 31, 2009 and 2008 were $459,849 and $282,875, respectively. Interest from loans to participants for the years ended December 31, 2009 and 2008 was $18,473 and $20,886, respectively

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, after-tax contributions and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, the designated beneficiary will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or a direct rollover.

Administrative and Investment Advisor Cost

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses. For the mutual funds, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation/(depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan's investment in the Stable Value Fund included in the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b) Accounting Changes

The Financial Accounting Standards Board (FASB) has made the Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC combines all previously issued authoritative U.S. generally accepted accounting principles (GAAP) into one codified set of guidance organized by subject area. In these financial statements, references to previously issued accounting standards have been replaced with the relevant ASC references. Subsequent revisions to GAAP by the FASB will be incorporated into the ASC through issuance of Accounting Standards Updates (ASU).

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(d) Fair Value Measurements

We adopted ASC 820, *Fair Value Measurement and Disclosures* for all financial investments accounted for at fair value.

For financial assets and liabilities fair valued on a recurring basis, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. In addition, we retained independent pricing vendors to assist in valuing certain instruments.

The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include registered investment companies.

The Plan's ownership in the collective funds and the GE Common Stock Fund are carried at fair value based on the investment's net asset value per unit and included in Level 2.

When quoted market prices are unobservable, we obtain pricing information from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

See note 4 for additional information.

(e) Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair value of the Plan's investments at December 31, 2009 and 2008:

	2009		2008	
GE Common Stock Fund	$ 2,716,785	*	$ 2,368,543	*
Mutual funds:				
SSgA S&P 500 Index Fund	2,062,983	*	1,539,107	*
GE Institutional Income Fund	1,092,845	*	1,014,924	*
GE Institutional U.S. Equity Fund	220,433		114,992	
GE Institutional Strategic Investment Fund	128,663		57,674	
Columbia Acorn Select Fund	382,570		144,616	
Growth Fund of America	219,849		121,992	
Harbor International Fund	442,372		212,102	
Total mutual funds	4,549,715		3,205,407	
Collective trust funds:				
Galliard Capital Management Stable Value Fund	2,007,566	**	—	
State Street Stable Income Fund	—		1,780,268	**
Total collective trust funds	2,007,566		1,780,268	
Total Investments, at fair value	$ 9,274,066		$ 7,354,218	

* Investment option representing more than 5% of the Plan's net assets.

** Contract value at December 31, 2009 and 2008 for the Stable Value Fund and the Stable Income Fund was $1,997,306 and $1,798,445, respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) during 2009 and 2008 as follows:

	2009	2008
GE Common Stock Fund	$ 71,354	$ (2,417,427)
Mutual funds	736,416	(1,447,515)
Total	$ 807,770	$ (3,864,942)

Dividends and interest for the years ended December 31, 2009 and 2008 were $163,209 and $154,901 respectively.

The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 3.02% and 2.96% at December 31, 2009 and 2008, respectively. The average crediting interest rate was 2.88% and 3.48% at December 31, 2009 and 2008, respectively.

(4) Fair Value Measurements

We adopted ASC 820 effective January 1, 2008 for all financial investments accounted for at fair value. This guidance establishes a new framework for measuring fair value and expands related disclosures. Broadly, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. It also established a three-level valuation hierarchy based upon observable and non-observable inputs.

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2 (in thousands)	Level 3	Total
GE Common Stock Fund	$ —	$ 2,717	$ —	$ 2,717
Mutual funds	4,550	—	—	4,550
Collective trust fund:				
Galliard Capital Management Stable Value Fund	—	2,007	—	2,007
Total Investments, at fair value	$ 4,550	$ 4,724	$ —	$ 9,274

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2 (in thousands)	Level 3	Total
GE Common Stock Fund	$ —	$ 2,369	$ —	$ 2,369
Mutual funds	3,205	—	—	3,205
Collective trust fund:				
State Street Stable Income Fund	—	1,780	—	1,780
Total Investments, at fair value	$ 3,205	$ 4,149	$ —	$ 7,354

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2009 or 2008.

(5) Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investment funds, consisting of mutual funds and a collective trust fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 28, 2003, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(9) Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2009 and 2008 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2009	2008
Total Investments, at fair value per financial statements	$ 9,274,066	$ 7,354,218
Loans to participants	459,849	282,875
Total Investments per Form 5500	$ 9,733,915	$ 7,637,093

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net Assets Available for Plan Benefits, per the financial statements	$ 9,761,105	$ 7,726,265
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,260	(18,177)
Net Assets Available for Plan Benefits, per the Form 5500	$ 9,771,365	$ 7,708,088

	2009	2008
Total Net Increase/(Decrease), per the financial statements	$ 2,034,840	$ (2,331,086)
Adjustment from contract value to fair value for fully benefit responsive investment contracts for current period	10,260	(18,177)
Adjustment from contract value to fair value for fully benefit responsive investment contracts for prior period	18,177	48,361
Total Net Income/(Loss), per the Form 5500	$ 2,063,277	$ (2,300,902)

Supplemental Schedule

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock Fund	Collective trust fund	264,227	$	2,716,785
*	SSgA S&P 500 Index Fund	Mutual fund	112,547		2,062,983
*	GE Institutional Income Fund	Mutual fund	120,357		1,092,845
*	GE Institutional U.S. Equity Fund	Mutual fund	20,974		220,433
*	GE Institutional Strategic Investment Fund	Mutual fund	12,407		128,663
	Columbia Acorn Select Fund	Mutual fund	16,363		382,570
	Growth Fund of America	Mutual fund	8,059		219,849
	Harbor International Fund	Mutual fund	8,062		442,372
	Galliard Capital Management Stable Value Fund	Collective trust fund	2,007,566		2,007,566
	Total Investments, at fair value			$	9,274,066
*	Loans to participants	124 loans to participants with interest rates of 4.25% to 9.25%	—		459,849
	Total Loans to participants			$	459,849
	Total Assets held at end of year			$	9,733,915

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.